Execution Version

April 30, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Coast Oil Trust
Pacific Coast Energy Company LP
Registration Statement on Form S-1 (File No. 333-178928)

Ladies and Gentlemen:

As representatives of the underwriters of Pacific Coast Energy Company LP’s (the “Company”) proposed public offering of up to 20,125,000 trust units of Pacific Coast Oil Trust (the “Trust”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on May 2, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 25, 2012, through the date hereof:

Preliminary Prospectus dated April 25, 2012:

14,123 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned representatives advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John Bishop
Name:	John Bishop
Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Cannon
Name:	Michael Cannon
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey G. Paul
Name:	Geoffrey G. Paul
Title:	Executive Director

UBS SECURITIES LLC

By:	/s/ David Sproule
Name:	David Sproule
Title:	Director

By:	/s/ Rome Arnold
Name:	Rome Arnold
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director